Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

EXXON MOBIL CORPORATION

August 26, 2009

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W., Stop 7010

Washington, DC  20549

Re:

Exxon Mobil Corporation

Form 8-K

Filed February 17, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 001-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filings set forth in your letter of July 2, 2009.  We appreciate your agreement to extend the time for the submission of this response.

Our responses contain highly sensitive, proprietary and confidential information, which if disclosed, could cause irreparable harm to the company.  Therefore, we are requesting confidential treatment with respect to selected information as indicated herein and request that such information be treated in accordance with Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. § 200.83).  We further request advance notification before this specifically identified information is disclosed to any third party.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Joel Webb at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

-----------------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Jill S. Davis

Jennifer O’Brien

Ronald M. Winfrey

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

ExxonMobil’s Response to the

Comments Included in the SEC Letter of July 2, 2009

Form 8-K Filed February 17, 2009

Exhibit 99

1.

We note that you use the term proved reserves to refer to reserves calculated using your internal definition as well as reserves calculated using the definition found in Rule 4-10(a) of Regulation S-X.  In future, when referring to your internal definition of proved reserves, please expand your disclosure to clearly indicate that you are referring to your internal definition of proved reserves to avoid investor confusion.  Additionally, expand your cautionary note to further highlight the use of your internal definition and clearly explain the ways in which it differs from the definition found in Rule 4-10(a) of Regulation S-X.

We note the issues you have raised, and it is our intent to clearly communicate the basis for determining reserves.

Assuming in the future we continue to issue press releases on our proved reserves replacement, we would expand upon our explanation in a manner similar to the following (changes in bold):

"These additions are based on the corporation's definition of proved reserves, which utilizes the long-term pricing basis that the corporation uses in making its investment decisions.  This is a different price basis than the SEC basis, which uses 12-month average prices for the year-end reserves calculation."

In the future, we would also update our cautionary note to provide our basis for calculation of proved reserves, and to explain how that basis differs from the definition found in Rule 4-10(a) of Regulation S-X.

For your reference our cautionary statement would be modified to be similar to the following (changes in bold):

"CAUTIONARY NOTE: The terms “resources” and “resource base” include quantities of discovered oil and gas that are not yet classified as proved reserves but that are expected to be ultimately recovered in the future.  The reserves referenced in this release, unless otherwise noted, are calculated using ExxonMobil's definition of proved reserves, which assumes the long-term pricing basis that the corporation uses to make its investment decisions.  This differs from the SEC basis, which requires that year-end reserves be calculated based on 12-month average prices.  The term “reserves”, as used in this release, includes proved reserves from oil sands operations in Canada, consistent with the revisions to the SEC's reserves rules, effective January 1, 2010.  The reserves in this release are the combined total from both consolidated subsidiaries and our interest in equity companies.  The Corporation operates its business with the same views of equity company reserves as it has for reserves from consolidated subsidiaries.  The reserves replacement ratio is calculated for a specified period utilizing proved oil-equivalent reserves

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

additions divided by oil-equivalent production.  The reserves additions used in the calculation are based on ExxonMobil's definition of proved reserves."

Long-Term View, page 2

2.

In future, please expand your discussion of your multi-year reserve replacement ratios to also include this information based on a ratio calculated using proved reserves as defined by Rule 4-10(a) of Regulation S-X.

Due to the recent revisions to the definition of proved reserves implemented in the modernized oil and gas reporting rules, we are concerned that a multi-year reserves replacement trend calculation using reserves reported on a Regulation S-X basis would reflect annual proved reserves additions that were not calculated on a consistent basis.  Reserves disclosures contained in filings for years prior to 2009 have excluded oil sand mining reserves.  In addition, with the adoption of the new rules, the reporting basis will change to use 12-month average prices, instead of December 31 prices.  As a consequence of these changes, we believe that reserve replacement trend information presented on the basis requested may potentially be misleading to investors.  In the future, as per the draft cautionary statement above, we will make it clear in our release that the multi-year reserves replacement trend is based on our internal definition of proved reserves, which provides a consistent basis for the ratio calculation from year to year.

Cautionary Note, page 2

3.

In future, please expand your disclosure to explain how your reserve replacement ratio is calculated.

In the future, as per the draft cautionary statement above, we will provide our basis for calculation of the proved reserves replacement ratio.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 2

Project Factors, Page 3

4.

We note your disclosure on page 43 that, “As future development projects bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2013.  Oil and natural gas output from West Africa, the Caspian regions, the Middle East and Russia is expected to increase over the next five years based on current capital project execution plans.  Currently, these growth areas account for 39 percent of the Corporation’s production.  By 2013, they are expected to generate about 50 percent of total volumes.  The remainder of the Corporation’s production is expected to be sourced from established areas, including Europe, North America and Asia Pacific.”  Please expand your risk factor discussion to address how the shift in the geographic location of your oil and gas production is expected to impact the nature and the extent of the risks to which you are exposed.

At this time, we do not expect the shift in the geographic location of our oil and gas production between now and 2013 will have any material impacts in the nature and extent of the risks to which we are exposed.  Our disclosure in Item 1A. Risk Factors, of the 2008 Form 10-K contains all known, material risks to the Corporation.  Our annual process for preparing the Form 10-K filing includes a review and confirmation of the risks disclosed in Item 1A.  In the event that future anticipated geographic shifts in production would have a material impact on these risks, we would expand our disclosure in this area as appropriate in future 10-K filings.

In response to your comment (and also in response to question 6), we will expand our disclosure in the Management’s Discussion and Analysis of Financial Condition and Results, BUSINESS ENVIRONMENT AND RISK ASSESSMENT, Upstream section by adding a reference similar to the following (changes in bold):

As future development projects bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2013.  Oil and natural gas output from West Africa, the Caspian region, the Middle East and Russia is expected to increase over the next five years based on current capital project execution plans.  Currently, these growth areas account for 39 percent of the Corporation’s production.  By 2013, they are expected to generate about 50 percent of total volumes.  The remainder of the Corporation’s production is expected to be sourced from established areas, including Europe, North America and Asia Pacific.

In addition to a changing geographic mix, there will also be a change in the type of opportunities from which volumes are produced.  Nonconventional production utilizing specialized technology such as arctic technology, deepwater drilling and production systems, heavy oil recovery processes, tight gas production and LNG is expected to grow from about 30 percent to over 40 percent of the Corporation’s output between now and 2013.  We do not anticipate that the expected change in the geographic mix of production volumes, and in the types of opportunities from which volumes will be produced, will have a

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

material impact on the nature and the extent of the risks disclosed in Item 1A of ExxonMobil’s 2008 Form 10-K, or result in a material change in our level of unit operating expenses.  The Corporation’s overall volume capacity outlook, based on projects coming on stream as anticipated, is for production capacity to grow over the period 2009-2013.  However, actual volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, weather events, price effects under production sharing contracts and other factors described in Item 1A of ExxonMobil’s 2008 Form 10-K.  Enhanced oil recovery projects extract hydrocarbons from reservoirs in excess of that which may be produced through primary recovery, i.e., through pressure depletion or natural aquifer support.  They include the injection of water, gases or chemicals into a reservoir to produce hydrocarbons otherwise unobtainable.

5.

Indicate whether or not your percentage of proved reserves associated with production sharing arrangements will change as a result of the shift in the geographical location of your oil and gas production and explain how this will impact the nature and the extent of the risks to which you are exposed.  We note your related disclosure on page 91.

We do not expect that the percentage of proved reserves associated with production sharing arrangements will materially change as a result of the shift in the geographic location of our oil and gas production between now and 2013.  Therefore, we do not anticipate any material impact regarding the nature and extent of the risks to which we are exposed as a result of the shift in geographic location of our oil and gas production between now and 2013.  Our disclosure in Item 1A. Risk Factors, of the 2008 Form 10-K contains all known, material risks to the Corporation.  Our annual process for preparing the Form 10-K filing includes a review and confirmation of the risks disclosed in Item 1A.  In the event that future anticipated geographic shifts in production would have a material impact on these risks, we would expand our disclosure in this area as appropriate in future 10-K filings.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Business Environment and Risk Assessment, page 42

Upstream, page 43

6.

We note the disclosure in this section regarding changes in the geographic mix of your production volumes and the types of opportunities from which volumes will be produced.  Elsewhere in your filing you disclose that “A key component of the Corporation’s competitive position, particularly given the commodity-based nature of many of its businesses, is ExxonMobil’s ability to manage expenses successfully.”  Please expand your discussion in this section to explain how changes in the geographical mix of your production volumes and the types of opportunities from which volumes will be produced are expected to impact your expenses.

We do not expect that the changes between now and 2013 in the geographic mix of our production volumes and in the types of opportunities from which volumes will be produced will result in a material change in our unit operating expenses.  Factors other than geographic mix and types of production opportunities may impact expenses, including those disclosed in Item 1A. Risk Factors.  As noted on page 2, managing expenses successfully requires continuous management focus on reducing unit costs and improving efficiency including through technology improvements, cost control, productivity enhancements and regular appraisal of our asset portfolio.

In response to your comment, we will expand our disclosure in the Management’s Discussion and Analysis of Financial Condition and Results, BUSINESS ENVIRONMENT AND RISK ASSESSMENT, Upstream section by adding a reference similar to the following (changes in bold):

As future development projects bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2013.  Oil and natural gas output from West Africa, the Caspian region, the Middle East and Russia is expected to increase over the next five years based on current capital project execution plans.  Currently, these growth areas account for 39 percent of the Corporation’s production.  By 2013, they are expected to generate about 50 percent of total volumes.  The remainder of the Corporation’s production is expected to be sourced from established areas, including Europe, North America and Asia Pacific.

In addition to a changing geographic mix, there will also be a change in the type of opportunities from which volumes are produced.  Nonconventional production utilizing specialized technology such as arctic technology, deepwater drilling and production systems, heavy oil recovery processes, tight gas production and LNG is expected to grow from about 30 percent to over 40 percent of the Corporation’s output between now and 2013.  We do not anticipate that the expected change in the geographic mix of production volumes, and in the types of opportunities from which volumes will be produced, will have a

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

material impact on the nature and the extent of the risks disclosed in Item 1A of ExxonMobil’s 2008 Form 10-K, or result in a material change in our level of unit operating expenses.  The Corporation’s overall volume capacity outlook, based on projects coming on stream as anticipated, is for production capacity to grow over the period 2009-2013.  However, actual volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, weather events, price effects under production sharing contracts and other factors described in Item 1A of ExxonMobil’s 2008 Form 10-K.  Enhanced oil recovery projects extract hydrocarbons from reservoirs in excess of that which may be produced through primary recovery, i.e., through pressure depletion or natural aquifer support.  They include the injection of water, gases or chemicals into a reservoir to produce hydrocarbons otherwise unobtainable.

7.

It appears, based on your disclosures on pages 92 and 93 that as of 2008 greater than 60% of your proved undeveloped oil and gas reserves are located in the Africa, Asia Pacific/Middle East, and Russia/Caspian geographic regions.  Please expand your discussion to explain how changes in oil and gas prices impact both the quantities of proved reserves that you report as well as the cash flow that you are able to generate given the terms of the contractual arrangements that govern your interests in these proved reserves.

Of the proved undeveloped reserve volumes in the Africa, Asia Pacific/Middle East, and Russia/Caspian geographic regions, approximately 38% are related to production sharing agreements or similar type contracts that have inherent price sensitivity.  Under these types of agreements, our entitlement to production and reserves is determined using the economic interest methodology.  The production and reserves that we report for these types of agreements typically vary inversely with oil and gas price changes due to the nature of the contractual terms.  For example, as prices increase, the cash flow and value received by the company increases; however, the production volumes and reserves required to achieve this value will be lower because of the higher prices. When prices decrease, the opposite effect occurs.  We will expand our discussion in the 2009 10-K, Oil and Gas Reserves section, to explain how changes in oil and gas prices impact both the quantities of reported proved reserves, as well as cash flows under these types of production sharing agreements.  The disclosure will be expanded similar to the following:

Oil and Gas Reserves (expanded text in bold)

Reserves reported under production sharing and other nonconcessionary agreements are based on the economic interest as defined by the specific fiscal terms in the agreement.  The production and reserves that we report for these types of agreements typically vary inversely with oil and gas price changes. As oil and gas prices increase, the cash flow and value received by the company increases; however, the production volumes and reserves required to achieve this value will typically be lower because of the higher prices.  When prices decrease, the opposite effect generally occurs.  The

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

percentage of conventional liquids and natural gas proved reserves (consolidated subsidiaries plus equity companies) at year-end 2008 that were associated with production sharing contract arrangements was 22 percent of liquids, 16 percent of natural gas and 19 percent on an oil-equivalent basis (gas converted to oil-equivalent at 6 billion cubic feet = 1 million barrels).

Liquidity and Capital Resources, page 46

Sources and Uses of Cash, page 46

8.

We note your discussion of expected production declines and investments you plan to make to offset these production declines.  Please expand your discussion to address your reserve replacement history and factors and/or trends which are expected to impact your ability to replace reserves in the future.  We note that you have disclosed your reserve replacement history in your press release.

The Corporation’s large and diverse portfolio of development and exploration opportunities and its disciplined approach to project and financial management have enabled it to make net annual additions to proved reserves which have exceeded the amount produced over the last 10 years.  While this history is a strong affirmation of the soundness of our approach, the actual reserve additions that will be achieved in the future are dependent on many factors.  These factors are described in Item 1A. Risk Factors and elsewhere in our 10-K report.  Since the Financial Accounting Standards and Industry Guides that identify the disclosures and narrative to be included in the 10-K do not provide a definition for reserve replacement, we have not included reserve replacement statistics in this filing.  We will, however, expand the discussion in the 2009 10-K, Sources and Uses of Cash similar to the following:

Sources and Uses of Cash (expanded text in bold)

The Corporation has long been successful at offsetting the effects of natural field decline through disciplined investments in quality opportunities and project execution.  Over the last decade, this has resulted in net annual additions to proved reserves that have exceeded the amount produced.  Projects are in progress or planned to increase production capacity.  However, these volume increases are subject to a variety of risks including project start-up timing, operational outages, reservoir performance, crude oil and natural gas prices, weather events, and regulatory changes.  The Corporation’s cash flows are also highly dependent on crude oil and natural gas prices.  Please refer to Item 1A. Risk Factors for a more complete discussion of risks.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Critical Accounting Policies, page 52

Oil and Gas Reserves, page 52

9.

If the impact of changes in estimated reserve quantities could be material, expand your disclosure to explain that oil and gas reserves are also used to estimate when asset retirement obligations will be settled.

The determination of the fair values of asset retirement obligations requires an estimation of the costs and timing for settlement of those obligations.  The timing is primarily affected by projected field production rates, the associated oil and gas reserves, and license or concession agreement terms.  These factors will vary by field and the effects can be offsetting given our broad mix of producing assets.  Since it is ExxonMobil's experience that changes in estimated reserve quantities do not materially impact asset retirement obligations, we do not believe that a change in our existing disclosure would be helpful to investors.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Engineering Comments

Properties, page 6

Net Reserves of Crude Oil and Natural Gas Liquids and Natural Gas at Year-End 2008, page 6

10.

We note your statement, “…the Corporation operates its business with the same view of equity company reserves as it has for reserves from consolidated subsidiaries”.  In the “Supplemental Information on Oil and Gas Exploration and Production Activities”, you reconcile the year to year changes in the proved reserves for your consolidated subsidiaries, as prescribed by FAS 69.  In light of your statement above, the fact that you report historical costs for both equity and consolidated entities and the fact that equity reserves comprise 39% of your total proved reserves, please:

•

Reconcile to us the changes in your equity reserves from 2007 to 2008 using the geographic areas on page 7 and the applicable line items listed in paragraph 11 of FAS 69;

As requested, a reconciliation of the changes in equity company proved reserves for crude oil and natural gas liquids, and natural gas from year-end 2007 to year-end 2008 utilizing the line items described in FAS 69, paragraph 11 is presented in the following table:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Supplementary Disclosure - Equity Companies

Proved Crude Oil and Natural Gas Liquids (Mbbls)
	United States		Canada / South America	Europe	Africa	Asia Pacific / Middle East	Russia / Caspian	Total
January 1, 2008	374		0	26	0	1,428	808	2,636
Revisions	[	*	*	*	*	*	*	*	]
Purchases	[	*	*	*	*	*	*	*	]
Sales	[	*	*	*	*	*	*	*	]
Improved Recovery	[	*	*	*	*	*	*	*	]
Extensions and discoveries	[	*	*	*	*	*	*	*	]
Production	[	*	*	*	*	*	*	*	]
December 31, 2008	327		0	27	0	1,335	870	2,559
Proved Developed Inc Above	264		0	9	0	807	610	1,690

Proved Natural Gas (BCF)
	United States		Canada / South America	Europe	Africa	Asia Pacific / Middle East	Russia / Caspian	Total
January 1, 2008	125		0	12,341	0	21,733	1,453	35,652
Revisions	[	*	*	*	*	*	*	*	]
Purchases	[	*	*	*	*	*	*	*	]
Sales	[	*	*	*	*	*	*	*	]
Improved Recovery	[	*	*	*	*	*	*	*	]
Extensions and discoveries	[	*	*	*	*	*	*	*	]
Production	[	*	*	*	*	*	*	*	]
December 31, 2008	112		0	11,839	0	21,005	1,521	34,477
Proved Developed Inc Above	96		0	9,284	0	11,755	864	21,999

•

Identify your sources for the technical information pertaining to these reserve estimates and your procedures in utilizing such information;

When evaluating and assigning reserves, the evaluation is based on the relevant technical information, facts and circumstances, irrespective of the related company structure.  Similar to consolidated companies, venture formation and other commercial agreements among the venture participants in equity companies typically prescribe the technical data, technical studies and production records that the operator must provide to the equity venture participants.  This can include but is not limited to: seismic data and interpretive results, drilling results, well logs, core and core analysis, results of well tests, modeling and simulation results and production data.

The procedures and controls that we utilize when assessing this information for an equity company are the same as those we use for assessing this type of information from consolidated companies.  These procedures and controls are detailed in Critical Accounting Policies, Oil and Gas Reserves (page 52, 2008 10-K). An excerpt of the relevant text follows:

[*]

CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations, commercial and market assessment, and detailed analysis of well information such as flow rates and reservoir pressure declines.  The estimation of proved reserves is controlled by the Corporation through long-standing approval guidelines.  Reserve changes are made within a well-established, disciplined process driven by senior level geoscience and engineering professionals (assisted by a central reserves group with significant technical experience), culminating in reviews with and approval by senior management.  Notably, the Corporation does not use specific quantitative reserve targets to determine compensation.

Key features of the reserves estimation process include:

-

rigorous peer-reviewed technical evaluations and analysis of well and field performance information (such as flow rates and reservoir pressure declines) and

-

a requirement that management make significant funding commitments toward the development of the reserves prior to reporting as proved.

Although the Corporation is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in long-term oil and gas price levels.

•

Explain the degree of control that you exert over equity projects’ final investment decision;

Governance and decision making processes utilized by equity companies are typically defined in the venture formation and other commercial agreements among the venture participants.  Venture participants are typically represented on various committees of the equity company, such as, for example, technical committees and management committees, through which they are entitled to exercise various voting and review rights, as specified in the venture formation or other commercial agreements.  The “final investment decision” of an equity company would typically be made by a governing body that directs the business and affairs of the equity company, such as, for example, a senior management committee, a board of directors, an executive committee, or a similar body, on which venture participants have representation as specified in the venture formation or other commercial agreements.  Our contribution to decision making would be through our active involvement in the technical teams and committees, the management committees, and such other governing bodies throughout the entire design and decision making life-cycle for the venture.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

•

Explain the reasons that your 2008 reserves to production ratio is about 28 and 11 for equity and consolidated volumes, respectively, while the percentage of your total reserves that is developed is 64% for both your equity and consolidated reserves.

The equity company reserves to production ratio (R/P) of about 28 that you have noted is a direct reflection of the numerous very large, long-lived projects in which we participate.  Our LNG projects in the Middle East are a good example.  Many of these LNG projects have started production in recent years and are at an early point in their productive lives.  Several more of these LNG projects are expected to begin producing in the next year or two and will move to developed status at that time.  Prior to startup, these projects contribute significantly to the numerator in the R/P calculation, but not to the denominator.

In contrast, the reserves to production ratio of about 11 that you have noted for consolidated companies is, in part, a reflection of the range in the size, mix of project types and amounts that may have already been produced from the related fields.  In addition, some fields, such as those in the offshore environment for example, have been developed to be fully produced in a shorter period of time to optimize the value realized.

The very similar proportion (64%) of proved developed reserves for both consolidated and equity companies at year-end 2008 is coincidental.  At year-end 2007 the proportion of proved developed reserves was approximately 65% and 55% for consolidated and equity companies, respectively.  These ratios are independent and will change over time as development and construction work on equity and consolidated company projects is completed.